As filed with the Securities and Exchange Commission on May 20, 2005

File No. 70-10110

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1/A

AMENDMENT NO. 4 TO

APPLICATION OR DECLARATION

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Wisconsin Electric Power Company

231 West Michigan Street

P.O. Box 2046

Milwaukee, Wisconsin 53201

(Name of company filing this statement and

address of principal executive office)

None

(Name of top registered holding company

parent of each applicant or declarant)

Larry Salustro

Executive Vice President and General Counsel

Wisconsin Electric Power Company

231 West Michigan Street

P.O. Box 2046

Milwaukee, Wisconsin 53201

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

A. William Finke, Counsel	Bruce C. Davidson, Esq.
Wisconsin Electric Power Company	Hoyt R. Stastney, Esq.
231 West Michigan Street	Quarles & Brady LLP
P.O. Box 2046	411 East Wisconsin Avenue
Milwaukee, Wisconsin 53201	Milwaukee, Wisconsin 53202

Wisconsin Electric Power Company hereby amends its Application on Form U-1 filed on January 10, 2003, Commission File No. 70-10110, as previously amended and restated by Amendment No. 1 thereto filed on December 23, 2004, Amendment No. 2 thereto filed on February 11, 2005, and Amendment No. 3 thereto filed on April 29, 2005, as follows:

1.	By amending Item 6. “Exhibits and Financial Statements—A. Exhibits” to file the following exhibit herewith:

F-1 Opinion of Counsel

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 20, 2005

WISCONSIN ELECTRIC POWER COMPANY

By:	/s/ LARRY SALUSTRO
Larry Salustro, Executive Vice President and General Counsel

EXHIBIT F-1

Quarles & Brady LLP

411 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-4497

Telephone: 414-277-5000

Fax: 414-271-3552

May 20, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Application of Wisconsin Electric Power Company on Form U-1 Under the
Public Utility Holding Company Act of 1935 (File No. 70-10110)

Ladies and Gentlemen:

We are furnishing this opinion to the Securities and Exchange Commission (the “Commission”) at the request of Wisconsin Electric Power Company, a Wisconsin corporation (“Wisconsin Electric”), in connection with its Application/Declaration on Form U-1, as amended (File No. 70-10110) (the “Application”), under the Public Utility Holding Company Act of 1935, as amended (the “Act”). The Application requests that the Commission authorize a proposed transaction, as further described in the Application (the “Transaction”), in which Wisconsin Electric will lease and operate the electric generation facilities owned by Port Washington Generating Station, LLC (“Project Company”) pursuant to lease agreements between Wisconsin Electric and the Project Company. When its generating and interconnection facilities become operational, Project Company will be an electric utility company under the Act. Wisconsin Electric also requests an exemption by order under Section 3(a)(1) of the Act from all of the provisions of the Act other than Section 9(a)(2). Capitalized terms that are used but not defined herein have the meanings assigned to them in the Application.

In connection with this opinion, we have examined such corporate records, certificates and other documents, and such questions of fact and matters of law, as we have deemed necessary for purposes of this opinion.

The opinions expressed below with respect to the Transaction are subject to and rely upon the following assumptions and conditions:

(a)

All required approvals, authorizations, consents, certificates, rulings and orders of, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Transaction shall have

Securities and Exchange Commission

May 20, 2005

been obtained or made, as the case may be (including the approval and authorization of the Commission under the Act), and the Transaction shall have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

(b)	All corporate formalities required by state law for the consummation of the Transaction shall have been taken.

(c)	The parties shall have obtained all consents, waivers and releases, if any, required for the Transaction under all applicable governing corporate documents, contracts, agreements, debt instruments, indentures, franchises, licenses and permits.

(d)	The representations and warranties of the parties to the Transaction in the documents providing for the Transaction are true and correct in all material respects.

(e)	Project Company shall have become an electric utility company under the Act on account of its generating and interconnection facilities becoming operational.

Based upon the foregoing, and subject to the assumptions and conditions set forth herein, it is our opinion that:

1.	Wisconsin Electric is a corporation validly existing under the laws of the State of Wisconsin. Project Company is a limited liability company validly existing under the laws of the State of Wisconsin.

2.	Upon the Transaction being consummated as contemplated by the Application:

(a)	All State laws applicable to the Transaction will have been complied with;

(b) & (c)	Wisconsin Electric will have legally acquired leasehold interests with respect to and be entitled to operate the leased facilities as contemplated by the Facility Leases and related leased generation contracts described in the Application, and will be entitled to the rights and privileges appertaining thereto set forth in such documents; and

(d)	The consummation of the Transaction will not violate the legal rights of the holders of any securities issued by Wisconsin Electric or any associate company thereof.

Securities and Exchange Commission

May 20, 2005

The opinions expressed herein are limited to the federal law of the United States and the law of the State of Wisconsin. We hereby consent to the filing of this opinion as an exhibit to the Application.

Very truly yours,

/s/ QUARLES & BRADY LLP

QUARLES & BRADY LLP